EXHIBIT 99.1
Titan America Announces Availability of Annual Report on Form 20-F for the Year Ended December 31, 2025

Norfolk, Virigina, March 24, 2026 – Titan America SA (NYSE: TTAM) has released its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (“Annual Report”). The Annual Report has been filed with the U.S. Securities and Exchange Commission and can be accessed at https://ir.titanamerica.com in the “Financials” section under either “SEC Filings” or “Annual Reports”.

Shareholders may also request hard copies of Annual Reports, free of charge, by contacting Investor Relations via e-mail: ir@titanamerica.com.

About Titan America SA

Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.

Contact

Investor Relations
Email: ir@titanamerica.com
Phone: 757-901-4152
Website: https://ir.titanamerica.com